EXHIBIT 3(i)

                            ARTICLES OF INCORPORATION





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                            ARTICLES OF INCORPORATION
                                       OF
                               cyberuni.org. inc.

         1. The name of this corporation is cyberuni.org. inc.

         2. The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

         3.  The  name  and  address  in  the  State  of   California   of  this
corporation's initial agent for service of process are:

                           DENNIS M. SULLIVAN
                           456 California Street, Suite 700
                           San Francisco, California 94104

         4. This corporation is authorized to issue two classes of shares designated respectively "Common Stock" and "Preferred Stock," and referred to either as Common Stock or Common shares and Preferred Stock or Preferred shares, respectively. The number of shares of Common Stock is Fifty Million (50,000,000) and the number of shares of Preferred Stock is Five Million (5,000,000).

         5. The Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

         6. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under the California law.

         7. This Corporation is authorized, to the fullest extent permissible under California law, to indemnify its agents (as defined in Corp. Code ss 317), whether by bylaw, agreement, or otherwise, for breach of duty to this Corporation and its shareholders in excess of that expressly permitted by a Corp. Code ss 317, and to advance defense expenses to its agents in connection with such matters as those expenses are incurred. If, after the effective date of this Article, California law is amended in a manner that permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of those defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on the effective date of this Article, the references in this Article to "California law" shall to that extent be deemed to refer to California law as so amended. Any repeal or modification of this Article shall not adversely affect any right of indemnification or limitation of liability of an agent of this corporation relating to actions or omissions prior to that repeal or modification.

                                   /s/ Dennis Sullivan
                                   --------------------------------------------
                                   Dennis M. Sullivan
                                   Incorporator


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